July 2, 2009
VIA EDGAR FILING
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attention:	Tia Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel and Health Care Services Mail Stop 3561

RE:	Chico’s FAS, Inc. Form 10-K for the fiscal year ended January 31, 2009 Filed March 27, 2009 Preliminary Proxy Statement on Schedule 14A Filed April 24, 2009 File No.: 001-16435
Dear Ms. Jenkins:
     This response is respectfully submitted in furtherance of the conversation between Kent A. Kleeberger, Chief Financial Officer of Chico’s FAS, Inc. (the “Company”) and members of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Tuesday, June 23, 2009. The communication on June 23, 2009, which was in the nature of a follow up oral comment from the Staff, related to Comment 2 in the Company’s Response Letter dated June 17, 2009 that was submitted in connection with the Staff’s review of the Company’s Form 10-K for the fiscal year ended January 31, 2009.
     We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have concerning our response. Please feel free to call us at the telephone number listed at the end of this letter.
Item 9A. Controls and Procedures, page 62
Controls and Procedures, page 62
     Company’s response:
     In response to the Staff’s oral comment, the Company advises the Staff that, if as expected the disclosure is true at the time of the respective annual or quarterly filing, the Company’s entire disclosure under Evaluation of Disclosure Controls and Procedures will be as follows:
     Evaluation of Disclosure Controls and Procedures
     The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in our reports under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

U.S. Securities and Exchange Commission
July 2, 2009

     As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of such period, the Company’s disclosure controls and procedures were effective in providing reasonable assurance in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) and that information required to be disclosed in our reports is recorded, processed, summarized, and reported as required to be included in the Company’s periodic SEC filings.
     In addition the Company again acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments with regard to the foregoing, please contact me at (239) 274-4987.

Sincerely,
/s/ Kent A. Kleeberger
Kent A. Kleeberger
Executive Vice President-Finance, Chief Financial Officer and Treasurer

cc:	Steve Lo Ryan Milne